st.george

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email!: bowanm@stgeorge.com.au

02 OCT -3 AM 9:29

2 September 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Michael Coco

02055222

SUPPL

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- Advance Capital Notes Interest Payment
- St.George Crusade Trust No. 1A of 2002 launches

PROCESSED
OCT 09 2002
THOMSON
FINANCIAL

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1278.

Yours sincerely

Rhonda Lee Quan
Secretary

dw 10/8

news release

st.george

2 September 2002
RE010902

St.George Crusade Trust No. 1A of 2002 launches

St.George Bank today announces the launch of its proposed $750 million mortgage backed securities issue under its Crusade securitisation programme. The launch follows a one week marketing campaign to domestic, Asian and European investors.

The issue is to be known as Crusade Trust No.1A of 2002 and is expected to be priced on or before Friday 6th September. The securities will be backed by Australian residential mortgage loans originated by St.George.

The issue will comprise two senior and two subordinated tranches of notes:

- The $325 million A1 class senior fixed rate notes will have an expected maturity in 3 years and are expected to price at a yield equivalent to a range of 31-33 basis points over 3 year swap;
- The $404 million A2 class senior floating rate notes will have an expected average life of 5 years and 9 months and are expected to price within a range of 37-38 basis points over 1 month BBSW; and
- The $14 million B and $7 million C class subordinated notes pricing will not be disclosed.

The issue features UBS Warburg as Lead Manager with St.George Bank as Co-Manager. It is expected that the senior notes will be rated AAA by Standard and Poor's and Aaa by Moody's Investors Service. The B notes are expected to be rated AA and Aa2 and the C notes A and A2 respectively.

Media Inquiries: Jeff Sheehan, Chief Manager Capital Markets (02) 9320 5510 or
Roger Desmarchelier, Head of Group Securitisation (02) 9320 5605

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	475
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Advance Capital Note Interest Payment**
Date Sent:	29 August 2002

I refer to our previous announcement today, and advise that the record date for the Advance Capital Note Interest Payment is 16 September 2002, not 16 June 2002 as stated in that announcement.

Yours sincerely

Michael Bowan
General Counsel and Secretary